UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                    PRECISION STANDARD, INC.
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 (Title of Class of Securities)

                           740330 10 5
                         (CUSIP Number)

                        S. Lee Terry, Jr.
                      Gorsuch Kirgis L.L.C.
   1401 Seventeenth Street, Suite 1100, Denver, Colorado 80202
                         (303) 299-8900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 12, 1994
     (Date of Event which Requires Filing of this Statement)

CUSIP No.  740330 10 5

1)        Name of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

          Matthew L. Gold

2)        Check the Appropriate Box if a Member of a Group

          (a)
          (b)

3)        SEC Use Only

4)        Source of Funds

          OO

5)        Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)

          Not Applicable

6)        Citizenship or Place of Organization

          US

Number of Shares         7)Sole Voting Power:        8,881,842
Beneficially Owned       8)Shared Voting Power:          0
by Each Reporting        9)Sole Dispositive Power:   8,847,897
Person With              10)Shared Dispositive Power:     0

11)       Aggregate Amount Beneficially Owned by Each Reporting
Person

          8,881,842

12)       Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares

          Not applicable

13)       Percent of Class Represented by Amount in Row (11)

          68.4%

14)       Type of Reporting Person

          IN


                       AMENDMENT NO. 2 TO
                          SCHEDULE 13D
                         MATTHEW L. GOLD


Item 1    Security and Issuer

               $.0001 par value Common Stock ("the Shares") of
               Precision Standard, Inc. (the "Company"), 1943
               50th Street, Birmingham, Alabama 35212

Item 2    Identity and Background

               (a)  Name:Matthew L. Gold

               (b)  Business1943 50th Street
                    Address:Birmingham, Alabama  35201

               (c)  Principal
                    Occupation:President and Director
                    Precision Standard, Inc.
                    1943 50th Street
                    Birmingham, Alabama  35201

               (d)  Criminal Proceedings:  None

               (e)  Civil Proceedings:  None

               (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

               Securities acquired March 11, 1994 represent options to purchase Shares. The Compensation Committee of the Board of Directors of the Company granted Mr. Gold options to purchase 200,000 Shares with an exercise price of $3.625 per share. Such options were exercisable for 168,000 of such Shares upon grant, and options to purchase 32,000 additional Shares became exercisable January 1, 1995.

               Securities acquired December 12, 1994 represent options to purchase Shares and restricted stock. The Compensation Committee of the Board of Directors of the Company granted Mr. Gold options to purchase 100,000 Shares with an exercise price of $1.6563 per share and 90,563 Shares of restricted stock subject to vesting: 11,320 1/1/95, 11,320 4/1/95, 11,320 7/1/95, 11,320
               10/1/95, 11,320 1/1/96, 11,320 4/1/96, 11,320
               7/1/96 and 11,323 10/1/96.

Item 4.   Purpose of Transaction

               The options and restricted stock were granted to Mr. Gold as part of his total compensation package for services as President of the Company.

               (a)  None.
               (b)  None.
               (c)  None.
               (d)  None.
               (e)  None.
               (f)  None.
               (g)  None.
               (h)  None.
               (i)  None.
               (j)  None.

Item 5.   Interest in Securities of the Issuer

               (a) 8,881,842 Shares of Common Stock (68.4%) beneficially owned, which includes presently exercisable options to purchase 515,278 Shares and 33,963 Shares still subject to vesting.

               (b) Number of Shares as to which there is sole power to vote - 8,881,842; shared power to direct the vote - 0; sole power to direct the disposition
               - 8,847,879; shared power to direct the
               disposition - 0.

               (c)  (i)  October 20, 1993:  transfer of 17,000
               Shares to Emory University as a gift.

               (ii)  March 11, 1994:  grant of options to
               purchase 200,000 Shares approved by the
               Compensation Committee of the Board of Directors of the Company. Upon grant, options to purchase 168,000 Shares were exercisable. The remaining options to purchase 32,000 Shares became exercisable January 1, 1995.

               (iii) December 12, 1994: grant of options to purchase 100,000 Shares and 90,563 restricted Shares subject to vesting approved by the Compensation Committee of the Board of Directors of the Company. Currently, 33,963 Shares are still subject to vesting.

               (d)  None.

               (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

               Mr. Gold has an informal arrangement with his adult child, Robert Gold who owns 10,000 Shares, whereby generally speaking Robert Gold will vote his Shares in accordance with Mr. Gold's directions.

Item 7.   Material to be filed as Exhibits

               Exhibit A    Schedule 13D dated March 16, 1987
               Exhibit B    Amendment No. 1 to Schedule 13D dated
                            July 7, 1993

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 1996   /s/ Matthew L. Gold
                         Matthew L. Gold








EXHIBIT A

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    Precision Standard, Inc.
                        (Name of Issuer)

            Common Stock, $.0001 par value per share
                 (Title of Class of Securities)

                    Pending (Change of Name)
                         (CUSIP Number)

                      Mark S. Pierce, Esq.
                 8101 E. Prentice Av., Ste. 111
                    Englewood, CO 80111-2911
                         (303) 740-3500
               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                         March 16, 1987
              (Date of Event which Requires Filing
                       of this Statement)


                      Registration; Reports

CUSIP No. Pending (Change of Name)

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Matthew L. Gold (S.S. No. withheld)

2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)  X

3)   SEC Use Only

4)   Source of Funds

     PF

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)



6)   Citizenship or Place of Organization

     U.S.A./Colorado

Number of Shares    7)   Sole Voting Power        10,710,000
Beneficially Owned  8)   Shared Voting Power           0
by Each Reporting   9)   Sole Dispositive Power   10,710,000
Person With        10)   Shared Dispositive Power       0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,710,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares

13)  Percent of Class Represented by Amount in Row (11)

     87%

14)  Type of Reporting Person

     IN


Item 1.   Security and Issuer.

          Common Stock; 8101 E. Prentice Av., Ste. 111,
          Englewood, CO 80111-2911

Item 2.   Identity and Background.

          (a)  Name:     Matthew L. Gold

(b)       Address:       c/o Precision Standard
                         10762 Chestnut
                         Stanton, CA 90680

(c)       Occupation:    President, Precision Standard, inc.
                         10762 Chestnut, Stanton, CA 90680

(d)       Criminal Proceedings:   No

(e)       Civil Proceedings:   No

(f)       Citizenship:   USA/Colorado

Item 3.   Source and Amount of Funds or Other Consideration.

Please see Form 8-K and Form 8 attached and filed with the Securities and Exchange Commission on January 13, 1987, and March
16, 1987, respectively.


Item 4.   Purpose of Transaction.

          The purpose of the transaction was to gain control of the Issuer and result in the acquisition through the transfer of equity securities of the assets and liabilities of a private company which the reporting person owned.

          (a)  None

          (b)  None

          (c)  None

          (d)  None

          (e)  None

          (f)  None

          (g)  None

          (h)  None

          (i)  None

          (j)  None

          Please review the Forms 8 and 8-K attached.

Item 5.   Interest in Securities of the Issuer.

          (a) 10,710,000 shares of Common Stock, with no further right to acquire any such shares

          (b)  Sole or Shared Power to Vote:         10,710,000
               Sole or Shared Power to Direct Vote:      -0-
               Sole or Shared Power to Dispose:      10,710,000
               Sole or Shared Power to Direct
                    Disposition:            -0-

          (c)  None

          (d)  None

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          N/A

Item 7.   Material to be Filed as Exhibits.

          Form 8-K filed:  January 13, 1987

          Form 8 filed:  March 16, 1987

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 1987           /s/ Matthew L. Gold
(Date)                   (Signature)

                         Matthew L. Gold, President of Issuer
                         (Name/Title)



EXHIBIT B

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                    PRECISION STANDARD, INC.
                        (Name of Issuer)

                 Common Stock, $.0001 par value
                 (Title of Class of Securities)

                            740330105
                         (CUSIP Number)

                        S. Lee Terry, Jr.
          Gorsuch, Kirgis, Campbell, Walker and Grover
   1401 Seventeenth Street, Suite 1100, Denver, Colorado 80202
                         (303) 299-8900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 17, 1993
     (Date of Event which Requires Filing of this Statement)

CUSIP No.  740330105

1)   Name of Reporting Person S.S. or I.R.S. Identification No.
     of Above Person

     Matthew L. Gold

2)   Check the Appropriate Box if a Member of a Group

     (a)
     (b)

3)   SEC Use Only

4)   Source of Funds

     OO

5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

     Not Applicable

6)   Citizenship or Place of Organization

     US

Number of Shares         7)Sole Voting Power:        8,518,279
Beneficially Owned       8)Shared Voting Power:          0
by Each Reporting        9)Sole Dispositive Power:   8,503,279
Person With             10)Shared Dispositive Power:     0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     8,503,279

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

     Not applicable

13)  Percent of Class Represented by Amount in Row (11)

     69%

14)  Type of Reporting Person

     IN


                       AMENDMENT NO. 1 TO
                          SCHEDULE 13D
                         MATTHEW L. GOLD


Item 1    Security and Issuer

          $.001 par value Common Stock ("the Shares") of
          Precision Standard, Inc. (the "Company"), 1943 50th
          Street, Birmingham, Alabama 35212

Item 2    Identity and Background

          (a)  Name:          Matthew L. Gold

          (b)  Business       1943 50th Street
               Address:       Birmingham, Alabama  35201

          (c)  Occupation     President and Director
                              Precision Standard, Inc.
                              1943 50th Street
                              Birmingham, Alabama  35201

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.

Item 3.   Source and Amount of Funds or Other Consideration

          For the December 31, 1986 transaction, please see Form 8-K dated December 31, 1986, Form 8 dated January 13, 1987, and Form 8-K/A dated July 7, 1993, previously filed with the Securities and Exchange Commission, which are incorporated herein by reference, and Item 6 below. Other acquisitions of Shares as described in
          Item 5(c) below were with personal funds of Mr. Gold.

Item 4.   Purpose of Transaction

          The purpose of the December 31, 1986 transaction was to gain control of the Company through the transfer of the assets and liabilities of a private company which the reporting person owned in exchange for equity securities of the Company. See the Form 8-K referenced in Item 3 above, as amended. The purpose of the May 23, 1988 transaction was to transfer to Rolando F. Sablon 2,034,900 Shares pursuant to a contract with him. The purposes of the transactions from August 9, 1988 through April 16, 1993 were either open market acquisitions of Shares for gifts, options to purchase Shares granted or exchanged by the Board of Directors, or open market sales by Mr. Gold (See Item 5(c) for descriptions). The purpose of the June 17, 1993 transaction was to transfer to Rolando F. Sablon 250,000 Shares pursuant to a Settlement Agreement in Sablon v. Precision Standard, Inc., et al., U.S.D.C., S.D.Fla., No. 89-1159-CIV-KING.

          (a) Mr. Gold became the record owner of 10,710,000 shares of the Company issued on December 31, 1986, subject to delivery of audited financial statements for acquiring the assets on a Form 8 dated January 13, 1987 amending the Form 8-K dated December 31, 1986. Under an Agreement dated December 15, 1986 which was part of the same transaction, Mr. Gold agreed to transfer 19% of the shares he received to Rolando F. Sablon who, in turn, agreed to transfer 53% of the shares he received to Oscar M. Cespedes. See the Form 8-K/A dated July 7, 1993 referenced in Item 3 above, and Item 6 below.

          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a)  8,503,279 shares of Common Stock (69%)
          beneficially owned, which includes presently exercisable options to purchase 215,278 Shares.

          (b) Number of shares as to which there is sole power to vote - 8,518,279; shared power to direct the vote -
          0; sole power to direct the disposition - 8,503,279;
          shared power to direct the disposition - 0.

          (c) (i) May 11, 1987: transfer of 15,000 Shares to adult children as gifts, and transfer of 20,000 Shares as gift to minor child (held in Mr. Gold's name as custodian);

          (ii) May 23, 1987:  transfer of 2,034,900 Shares to
          Rolando F. Sablon pursuant to a contract with him;

          (iii) August 9, 1988:  open market purchase of 1,000
          Shares as gift for minor child (held in Mr. Gold's name as custodian);

          (iv) December 12, 1989:  grant by the Board of
          Directors of options to purchase 41,667 Shares at $4.05625 per Share;

          (v) December 11, 1990: grant by the Board of Directors of options to purchase 75,000 Shares at $1.44375 per Share;
          (vi) December 10, 1991:  grant by the Board of
          Directors of options to purchase 37,500 Shares at $.61875 per Share;

          (vii) April 1, 1992 (effective December 10, 1991):
          exchange of 116,667 "old" options for 77,778 "new" options to purchase Shares at $.61875 per Share;

          (viii) December 10, 1992:  grant by the Board of
          Directors of options to purchase 100,000 Shares at $1.10 per Share;

          (ix) April 2, 1993: open market sale of 50,000 Shares at $1.3125 per Share;

          (x) April 13, 1993: open market sale of 33,099 Shares at $1.3125 per Share;

          (xi) April 16, 1993: open market sale of 40,000 Shares at $1.33 per Share;

          (xii) June 17, 1993:  transfer to Rolando F. Sablon of
          250,000 Shares pursuant to a Settlement Agreement at $2.00 per Share.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

          Messrs. Gold and Sablon each owned 50% of the outstanding common stock of Monarch Equities, Inc. ("Equities") which, in turn, held 100% of the outstanding common stock of Pemco Engineers, Inc. ("Pemco") and Monarch Aviation, Inc. ("Monarch"). In 1986, Messrs. Gold and Sablon determined to sell the assets of Pemco and the aviation-related assets of Monarch and entered into an arrangement pursuant to which the assets were transferred to Mr. Gold or his wholly owned corporate nominee (collectively, "Gold") to effect such sale. That arrangement provided for Gold to receive 10,710,000 shares of the Company's common stock in exchange for the Pemco assets, giving Gold 87% of the outstanding shares of the Company after the transfer. Gold held a portion of the shares, amounting to 19% of the shares Gold received, or 2,034,900 shares, for the benefit of Mr. Sablon. Mr. Sablon concurrently agreed to transfer 53% of his shares to Mr. Oscar M. Cespedes.

          Pursuant to these arrangements, the assets and liabilities of Pemco and the aviation-related assets and liabilities of Monarch were transferred to Gold and, under Purchase Agreements entered into on December 31, 1986 and in August of 1987, effective as of April 30, 1987, such assets were then transferred to the Company. Said Agreements were filed as Exhibits
          10.4 and 10.5 to the Issuer's Form 10-K dated April 30, 1987 filed with the Commission on August 13, 1987 and incorporated herein by reference. The 10,710,000 shares received as consideration for the Pemco assets comprised 87% of the Company's outstanding stock after consummation of the transaction. These shares had a fair market value on December 31, 1986, the date of transfer, of $.33 per share, or an aggregate of $3,534,300. The consideration paid by the Company for the Monarch aviation assets was the assumption of the Monarch aviation-related liabilities. The purchase price of the Pemco assets, 10,710,000 shares of the Company's Common Stock, was the result of arms-length negotiations between the Board of Directors of the Company and Mr. Gold who, at the time of such negotiations, was not a member of the Company's Board of Directors.

          Mr. Sablon brought three different lawsuits against the Company and/or Mr. Gold beginning in 1988, two of which were dismissed. All of the litigation centered around Mr. Sablon's allegations that the Company and Mr. Gold conspired to deprive Mr. Sablon of a portion of his shareholdings in the Company, which allegations were vigorously denied by Mr. Gold and the Company. Mr. Sablon sought $30 million in damages plus attorneys' fees and other expenses. Pursuant to the Settlement Agreement in Sablon v. Precision Standard, Inc., et al., U.S.D.C., S.D.Fla., No. 89-1159-CIV-KING, executed June 17, 1993, the Company will pay $1.3 million in cash over a period of eighteen months and Mr. Gold agreed to transfer 250,000 of his Shares to Mr. Sablon. Also, pursuant to the Settlement Agreement, Mr. Sablon agreed to give up any and all claims against the Company or Mr. Gold for any other Shares or compensation.

          Mr. Gold has an informal arrangement with his adult children, Robert Gold who owns 10,000 Shares and Kathleen Gold who owns 5,000 Shares, whereby generally speaking they will vote their Shares in accordance with his directions.

Item 7.   Material to be filed as Exhibits

          (i) Agreement dated December 15, 1986 between Mr. Gold,
          Mr. Sablon and Mr. Cespedes.

          (ii) Letter dated December 17, 1986 from Mr. Sablon to
          Mr. Gold.

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 7, 1993                  /s/ Matthew L. Gold
(Date)                        (Signature)